Trulieve Cannabis Corp.

6749 Ben Bostic Road

Quincy, FL 32351

February 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trulieve Cannabis Corp. Registration Statement on Form S-1 File No. 333-252052 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trulieve Cannabis Corp. (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-252052), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern time on February 4, 2021, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Foley Hoag LLP, requests by telephone that such Registration Statement be declared effective.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, TRULIEVE CANNABIS CORP.
By:	/s/ Eric Powers
Name: Eric Powers Title: General Counsel

[Signature Page to Trulieve Cannabis Corp. Acceleration Request]